July 24, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Real Estate & Construction

VIA EDGAR

Re:	Moringa Acquisition Corp (the “Company” or “Moringa”) Preliminary Proxy Statement on Schedule 14A Filed July 13, 2023 File No. 001-40073

Dear Madam or Sir:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to the Company by the Staff in its letter dated July 20, 2023. To assist your review, we have retyped the text of the Staff’s comment below in bold face type and have provided the Company’s response immediately following the comment.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you are seeking to extend your termination date to a date that is beyond your current termination date of 30 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. To the extent that you will seek to extend your termination date to a date that is more than 36 months from your initial public offering, please revise to state the date and clarify this intention, to explain that the proposal to extend your termination deadline beyond 36 months does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

We respectfully acknowledge the Staff’s comment and advise the Staff that Moringa seeks to obtain shareholder approval for the extension of its termination date to August 19, 2024, which is the 42-month anniversary of the effectiveness of Moringa’s IPO registration statement. In accordance with the Staff’s comment, we have disclosed the extension date throughout the revised Preliminary Proxy Statement being filed herewith. We have also explained, in a new risk factor that is titled “Nasdaq may delist Moringa’s securities from its exchange…”, that Moringa’s proposed extension to the 42-month anniversary of its IPO goes beyond the 36-month deadline for completion by a special purpose acquisition company of its initial business combination under Nasdaq IM-5101-2. We have also described in that risk factor the risk that we may be subject to suspension and delisting from The Nasdaq Capital Market to the extent that our initial business combination is not completed by that deadline.

* * *

We are filing concurrently with this response letter a revised Preliminary Proxy Statement on Schedule 14A, which reflects the revisions described in our response to comment number 1 of the Staff’s letter, as well as additional revisions that address oral comments conveyed to our counsel by the Staff.

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter and to the revised Preliminary Proxy Statement on Schedule 14A that we are filing. Should you wish to discuss this letter at any time, please do not hesitate to contact our Israeli legal counsel, Meitar Law Offices (Jonathan M. Nathan, Adv., at +972-52-312-5574), or our U.S. legal counsel, Greenberg Traurig, P.A. (Brian N. Wheaton, Esq. at (212) 801-6914 or Gary Emmanuel, Esq. at (917) 297-4545).

Sincerely,

/s/ Ilan Levin
Chairman, Director and Chief Executive Officer
Moringa Acquisition Corp

Cc:	Catherine De Lorenzo
Dorrie Yale

(Securities and Exchange Commission)

Jonathan M. Nathan, Adv.
(Meitar Law Offices) Gary Emmanuel, Esq. Brian N. Wheaton, Esq. (Greenberg Traurig, P.A.)